October 17, 2013

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Jonathan E. Gottlieb

VIA EMAIL AND EDGAR

Re:	Atlantic Coast Financial Corporation
Registration Statement on Form S-1
Filed September 10, 2013
File No. 333-191079

Atlantic Coast Financial Corporation (the “Company”) hereby transmits for filing Amendment No. 1 to its Registration Statement on Form S-1, File No. 333-191079, filed September 10, 2013 (“Form S-1”).

In addition, this correspondence is being filed via EDGAR by the Company in order to respond to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated October 7, 2013 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 1 to the Form S-1, we have restated and responded to the comments set forth in the Staff’s Comment Letter below. Page numbers refer to the filed copy of Amendment No. 1 to the Form S-1.

Form S-1

General

1. Please amend to include the information about your new officers and directors required by Item 401 of Regulation S-K. We note the partial discussions in the Forms 8-K.

We have revised the Form S-1 at pages 3 through 5 in response to the Staff’s comment.

Summary, page 1

Our Company – page 1

2. We note your reference in the last sentence of the fourth paragraph that this offering and a new team will “allow us to grow our franchise and return to profitability.” Please supplement this claim with disclosure that even if you are able to sell all the securities being offered you will still be in violation of the Consent Order and therefore may continue to be subject to extraordinary sanctions from the Comptroller of the Currency including sale, liquidation, federal conservatorship or federal receivership of the Bank.

We expect to file another pre-effective amendment to the Form S-1 in early November with information based on our September 30, 2013 financial results, and believe that our pro-forma capital ratios, when calculated using September 30, 2013 data, will not be in violation of the Consent Order.

3. We note your disclosure that to reduce credit risk and preserve capital during the economic downturn that began in 2007, management determined that it was in Atlantic Coast Bank’s best interest to reduce or cease certain of its lending activities and that this led, in part, to a significant contraction in lending business. We further note your disclosure that as part of your new business strategy you plan to re-enter and expand traditional lines of business. In order to provide a reader with a better understanding of this shift in strategies please provide us with, and revise your disclosure in future filings to include, the following:

•	Separate discussions identifying the specific lending activities that were reduced and those that were ceased; and
•	An enhanced discussion of the “traditional lines of business” that you have already re-entered or plan to re-enter and/or expand as part of the new business strategy, addressing the underlying reasons for re-entering any lines of business and / or lending activities that were previously ceased and, if applicable, any significant changes to underwriting standards for the related products.

We have revised the Form S-1 at page 1 in response to the Staff’s comment.

Changes in Senior Management, page 3

4. Please revise this section to include the resignation of Mr. Wagers.

We have revised the Form S-1 at page 4 in response to the Staff’s comment.

Managing Non-Performing Assets, page 5

5. Please delete or revise your claim that you will “meet or exceed the higher capital requirements under our Consent Order” since even if your assumptions proved true you would not meet the minimum ratio of tier one capital to adjusted assets since based on your assumptions your Tier 1 capital to adjusted assets would be 8.7 percent which is below the minimum of 9.0 percent. Describe how and when you will meet the minimum requirements.

We expect to file another pre-effective amendment to the Form S-1 in early November with information based on our September 30, 2013 financial results, and believe that our pro-forma capital ratios, when calculated using September 30, 2013 data, will not be in violation of the Consent Order.

6. We note your disclosure describing your intentions to dispose of a majority of your non-performing assets immediately in bulk sales assuming the completion of this offering. Disclosure further states that in anticipation of the planned bulk sales, management has completed its due diligence and obtained indications of interest from third parties and, as a result currently believes the range of loss on the dispositions will be from $6.3 million to $8.6 million. Based on your disclosure it appears you have identified the loans to be sold, determined the expected method of sale (i.e., bulk loans sale) as well as the time period for expected completion of the sale and, given the disclosure that the Company has obtained interest from third parties, likely have an active program to find a buyer. Given these apparent facts and circumstances, we are unclear how you determined the Company has the intent and ability to hold these loans for the foreseeable future or until maturity or payoff. Please tell us how you determined that these loans should not have been transferred to held-for-sale classification and carried at lower of cost or fair value in accordance with ASC 310-10-35-49. In preparing your response, please reference the specific accounting guidance relied upon in making your determination not to classify and account for these loans as held for sale at June 30, 2013.

The execution of our strategy to sell certain non-performing assets in a bulk sale as described in the registration statement is contingent upon completing a successful offering and receiving the net proceeds of the offering described in “Use of Proceeds.” According to ASC 310-10-35-49 “once a decision has been made to sell loans not previously classified as held for sale, such loans shall be transferred into the held for sale classification and carried at the lower of cost or fair value.” As of June 30, 2013, we had not, and as of the current date we have not, made a decision to sell the loans or the other non-performing assets, although certain steps have been taken to assess the fair value of the assets in order to give potential investors information needed to evaluate the potential impact of our strategy. We have revised the description of the strategy at page 5 of the Form S-1 to make it more clear that the execution of our strategy to bulk sell certain non-performing assets is contingent on the completion of a successful offering and receipt of the net proceeds described in “Use of Proceeds.”

Credit and Funding Costs, page 6

7. Please revise your disclosure as follows:

•	disclose more detail regarding the debt to the Federal Home Loan Bank Board and separately the structured notes including prepayment fees and collateral requirements;
•	disclose that only $51 million of your $203 million in debt matures in 2014 and that most of your debt to the FHLB does not mature until 2017 and most of your debt on repurchase agreements does not mature until 2016; and
•	explain how you will replace the debt with deposits given the substantial drop in deposits since 2008, the restrictions on your taking brokered deposits and your lack of financial resources to offer above market rates.

We have revised the disclosure at page 6 of the Form S-1 to provide additional detail concerning our Federal Home Loan Bank advances and reverse repurchase arrangements, including tabular disclosure providing a maturity schedule and disclosure regarding prepayment penalties. We have also revised the disclosure to add language explaining how we expect to replace the debt with deposits.

Risk Factors, page 9

Our loan portfolio possess increased risk due to portfolio lending…, page 15

8. This risk appears to describe two unrelated risks. You might discuss the issue of adjustable rate mortgages in a separate risk factor. Please try to provide quantitative information about the risk of loans made in a period of rising real estate values, which appears to be largely the same risk as the following risk, by, for example, noting the percentage of mortgages on your books dating from 2002 to 2006.

We have revised the Form S-1 at pages 16 through 17 in response to the Staff’s comment.

Exhibits

9. Please file all required exhibits. As required by Item 601(b)(10) file your Written Agreement with the Federal Reserve Bank.

We have incorporated by reference as Exhibit 10.19 the Company’s Supervisory Agreement, dated December 10, 2010, which was assumed by the Federal Reserve Bank. We intend to file the additional required exhibits in a subsequent amendment to the Form S-1.

Form 10-Q for the quarterly period ended June 30, 2013

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 3. Merger Agreement with Bond Street Holdings, Inc., page 10

Current Litigation Relating to the Merger, page 10

10. We note your disclosure regarding current litigation relating to the proposed merger with Bond Street Holdings and more specifically, your disclosure that this Action remains pending despite the unsuccessful vote on the proposed merger. Please tell us and revise future filings to disclose:

•	the amount or range of reasonably possible losses in addition to amounts accrued, or
•	that reasonably possible losses cannot be estimated, or
•	that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Refer to ASC 450-20-50 for guidance.

Although the litigation relating to the proposed merger remains pending, we do not believe that any reasonably possible losses are material to our financial statements. Currently, we do not have any amount accrued related to the settlement of the litigation.

We will revise our future filings, beginning with our Form 10-Q for the quarterly period ended September 30, 2013, to add the following sentence to our disclosure regarding the litigation related to the merger:

“The reasonably possible losses attributable to the lawsuit are not material to the financial statements, and, as a result, the Company has not accrued for any such losses.”

Note 7 – Portfolio Loans, page 16

11. We note your disclosure on page 24 that portfolio loans modified as TDRs with market rates of interest are classified as impaired in the year of restructure and until the loan has performed for 12 months in accordance with the modified terms. We also note your disclosure on page 46 that when a TDR loan with a market rate of interest has performed for over 12 months under terms of the modification it is classified as a performing loan. Please confirm, if true, that your accounting policy for removing a loan modified as a TDR from impaired loan classification is the same as returning the loan to accrual status. Alternatively, if not true, please provide us with your separate accounting policies for removing a TDR loan from impaired loan classification and for returning a TDR loan to accrual status and confirm that you will revise future filings accordingly.

We maintain separate accounting policies for removing a TDR loan from impaired loan classification and for returning a TDR loan to accrual status. We will revise our future filings, beginning with our Form 10-Q for the quarterly period ended September 30, 2013, by adding the following policy explanations to the footnotes to the financial statements and the Critical Accounting Policies section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations:

A portfolio loan that is modified as troubled debt restructuring (“TDR”) with a market rate of interest is classified as an impaired loan and reported as a TDR in the year of restructure and until the loan has performed for twelve (12) months in accordance with the modified terms.

The policy for returning a non-performing loan to accrual status is the same for any loan irrespective of whether the loan has been modified. As such, loans which are non-performing prior to modification continue to be accounted for as non-performing loans until they have demonstrated the ability to maintain sustained performance over a period of time, but no less than six months, and are reported as impaired non-performing loans.

12. As a related matter, we note your disclosure on page 46 that TDR loans totaled $22.3 million as of June 30, 2013 and that approximately $14.6 million of restructured loans have demonstrated 12 months of performance under restructured terms and are reported as performing. We also note your disclosure in the preceding table which indicates that performing troubled debt restructurings totaled $21.6 million, which is different from the aforementioned disclosure of $14.6 million. Please tell us the reasons for this apparent discrepancy in the disclosed amount of performing troubled debt restructurings. In addition, please ensure that all future filings clearly disclose, the total amount of TDRs at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged off during the period and any valuation allowance at period end.

The table within the “Impaired Loans” section of MD&A includes a small amount of TDR loans which are not performing. These TDR loans are disclosed in the line item “Non-performing” due to their non-performing status. The non-performing TDR loans included in the “Non-performing” line must be identified in order to reconcile the table to the amount disclosed ($22.3 million at June 30, 2013) in the third paragraph below the table. In order to clarify the disclosure, in our future filings, beginning with our Form 10-Q for the quarterly period ended September 30, 2013, we will include a footnote to this table that will specifically identify the amount of non-performing TDR loans included in the “Non-performing” line.

Additionally, the performing TDR loans disclosed in the table have not been performing for at least 12 months, while the third paragraph below the table identifies those TDR loans which have been performing for at least 12 months (and are no longer reported as impaired loans). In order to clarify the disclosure, in our future filings, beginning with our Form 10-Q for the quarterly period ended September 30, 2013, we will indicate that the performing TDR loans in the table have been performing for less than 12 months.

Please see below for the proposed language we intend to use in our future filings (note the illustration includes example numbers for our quarterly period ended September 30, 2013).

Impaired Loans

The following table shows impaired loans segregated by performing and non-performing status and the associated specific reserve as of September 30, 2013 and December 31, 2012:

	September 30, 2013		December 31, 2012
	Balance	Specific Reserve	Balance	Specific Reserve
	(Dollars in Thousands)

Performing	$500	$-	$6,465	$-
Non-performing (1)	4,100	400	11,196	286
Troubled debt restructuring by category:
Troubled debt restructurings performing less than 12 months – commercial	12,700	100	7,632	214
Troubled debt restructurings performing less than 12 months – residential	8,900	1,600	12,383	1,688
Total impaired loans	$26,200	$2,100	$37,676	$2,188

(1)	Balance includes non-performing TDR loans of $0.4 million and $2.4 million as of September 30, 2013 and December 31, 2012, respectively. There are no specific reserves for such loans as of September 30, 2013 and December 31, 2012, respectively.

No portfolio loans were added to performing impaired loans during the first nine months of 2013. The decline in non-performing impaired loans was primarily due to the transfer of $12.0 million in loans to OREO during the nine months ended September 30, 2013.

Impaired loans include large non-homogeneous loans where it is probable that the Bank will not receive all principal and interest when contractually due. Impaired loans also include TDRs where the borrower has performed for less than 12 months under the terms of the modification and/or the TDR loan is at less than market rate at the time of restructure. TDR loans totaled $22.0 million as of September 30, 2013 as compared to $22.4 million at December 31, 2012.

When a TDR loan with a market rate of interest has performed for over 12 months under terms of the modification it is classified as a performing loan. Approximately $15.0 million of restructured loans, previously disclosed as TDRs, have demonstrated 12 months of performance under restructured terms and are no longer reported as impaired loans.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis

Allowance for Loan Losses, page 69

13. We note your disclosure stating you had $13.5 million in sales and short sales of non-performing loans that added $2.2 million to the provision for loan losses and $4.0 million in charge-offs in 2012. Please tell us, and revise future filings to disclose, how you have incorporated the valuation information / data points obtained from these loan sales in your measurement of credit impairment for loans individually measured and for loans collectively measured at December 31, 2012. Also, to the extent possible, please tell us, and revise future filings to quantify how this information impacted your allowance for loan losses.

We consider the losses associated with short sales and sales of non-performing loans in the calculation of our general reserves by including the losses in our historical loss experience for the respective loan category. Qualitative factors are used to adjust the historical loss experience in order to take into account trending in real estate values as indicated by the values of sales and short sales as well as changes in the concentration levels of similar type loans which could affect future losses. For credit impairment of loans individually measured, our recent experience in sales of loans, loan short sales and sales of other real estate owned is used in the analysis to estimate the fair value of collateral for measurement of impairment. We cannot quantify the impact of short sales or sales of non-performing loans on our allowance for loan losses due to the fact that the disposition or resolution method represents only one of many factors considered. We will revise our future filings, beginning with our Form 10-Q for the quarterly period ended September 30, 2013, to add to the Accounting Policy for Allowances for Loan Losses section in the footnotes to the financial statements and the Critical Accounting Policies section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in accordance with the below bold-faced underlined changes:

The general loss component is calculated by applying loss factors, adjusted for other qualitative factors to outstanding unimpaired loan balances. Loss factors are based on the Bank’s recent loss experience including recent short sales and sales of non-performing loans. Qualitative factors consider current market conditions that may impact real estate values within the Bank’s primary lending areas, and on other significant factors that, in management’s judgment, may affect the ability to collect loans in the portfolio as of the evaluation date. Other significant qualitative factors that exist as of the balance sheet date that are considered in determining the adequacy of the allowance include the following:

•	Current delinquency levels and trends;

•	Non-performing asset levels and trends and related charge-off history;

•	Economic trends – local and national;

•	Changes in loan policy;

•	Expertise of management and staff of the Bank;

•	Volumes and terms of loans; and

•	Concentrations of credit considering the impact of recent short sales and sales of non-performing loans.

The impact of the general loss component on the allowance began increasing during 2008 and has remained at an elevated level through the end of 2012. The increase reflected the deterioration of market conditions since 2008, and the increase in the recent loan loss experience that has resulted from management’s proactive approach to charging off losses on impaired one- to four-family and home equity loans in the period the impairment is identified.

Management also evaluates the allowance for loan losses based on a review of certain large balance individual loans. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows management expects to receive on impaired loans that may be susceptible to significant change and risks. For all specifically reviewed loans where it is probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement, impairment is determined by computing a fair value based on either discounted cash flows using the loan’s initial interest rate or the fair value of the collateral if the loan is collateral dependent. The determination of the fair value of collateral considers recent trends in valuation as indicated by short sales and sales of non-performing loans of the applicable loan category. No specific allowance is recorded unless fair value is less than carrying value. Large groups of smaller balance homogeneous loans, such as individual consumer and residential loans are collectively evaluated for impairment and are excluded from the specific impairment evaluation; for these loans, the allowance for loan losses is calculated in accordance with the general allowance for loan losses policy described above. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless the loan has been modified as a troubled debt restructuring as discussed below.

Please do not hesitate to contact our securities counsel, Lori Buchanan Goldman (lgoldman@stradley.com or 215-564-8707), Thomas L. Hanley (thanley@stradley.com or 202-292-4525), or Christopher S. Connell (cconnell@stradley.com or 212-564-8138) should you have any questions regarding this response letter.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience.

ATLANTIC COAST FINANCIAL CORPORATION

By:	/s/ Thomas B. Wagers, Sr.
Name: Thomas B. Wagers, Sr.
Title: Interim President and Chief Executive Officer